Exhibit 99.1

 Management Discussion & Analysis 2Q18 itau.c l/inve sto r-relati o ns

Contents Management Discussion & Analysis Page 05 Executive Summary07 Income Statement and Balance Sheet Analysis15 Managerial results - Breakdown by country17 Managerial results - Breakdown for Chile19 Managerial results - Breakdown for Colombia29 Balance Sheet39 Solvency Ratios44 Additional Information45 This report is based on Itaú CorpBanca reviewed financial statements for 2Q’18, 1Q’18 and 2Q’17 prepared in accordance with the Compendium of Accounting Norms of the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of June 30, 2018 of Ch$653.02 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the SBIF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF).

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 Management Discussion & Analysis Management Discussion & Analysis

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Management Discussion & Analysis | Executive Summary

Itaú

Itaú CorpBanca Financial Information

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based in our managerial model that we adjust for non-recurring events, for the amortization of intangibles arising from business combination, and for the tax effect of the hedge of our investment in Colombia. At the same time, we adjust the Managerial Income Statement with additional reclassifications of P&L lines in order to provide a better clarity of our performance. Please refer to pages 9 and 10 of this report for further details.

Financial Highlights

We present below **selected managerial financial information** and operating information of Itaú CorpBanca for the three months ended June 30, 2018 and 2017, for the three months ended March 31, 2018 and as of June 30, 2018 and 2017.

	In Ch$ million (except where indicated), end of period	2Q18	1Q18	2Q17	6M18	6M17
Results	Recurring Net Income	64,924	50,150	49,519	115,074	75,857
	Net Operating Profit before credit & counterparty losses [1]	278,447	267,810	254,905	546,257	508,378
	Net Interest Income	215,334	197,067	187,159	412,401	367,967
Performance	Recurring Return on Tangible Avg. Adjusted assets (RoTAA) [2,3]	0.9%	0.7%	0.7%	0.8%	0.6%
	Recurring Return on Tangible Avg. Equity (RoTAE) [2,4]	13.7%	10.8%	10.8%	12.3%	8.4%
	Risk Index (Loan loss allowances / Total loans)	3.2%	3.4%	3.0%	3.2%	3.0%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.3%	2.4%	1.8%	2.3%	1.8%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	2.1%	2.2%	1.8%	2.1%	1.8%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	2.9%	2.9%	2.0%	2.9%	2.0%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	140.2%	141.7%	162.6%	140.2%	162.6%
	Efficiency Ratio (Operating expenses / Operating revenues)	54.0%	57.3%	59.0%	54.0%	59.0%
	Risk-Adjusted Efficiency Ratio (RAER)	74.8%	79.5%	77.8%	74.8%	77.8%
Balance Sheet	Total Assets	29,330,838	28,733,496	28,961,553		
	Gross Total Credit Portfolio	21,135,759	20,613,835	21,003,319		
	Total Deposits	14,037,192	14,240,382	14,313,150		
	Loan Portfolio/Total Deposits	150.6%	144.8%	146.7%		
	Equity shareholders	3,270,559	3,229,510	3,235,543		
	Tangible Equity Shareholders [4]	1,910,726	1,871,480	1,855,638		
Other	Total Number of Employees [5]	9,355	9,374	9,610		
	Chile	5,822	5,813	5,958		
	Colombia	3,533	3,561	3,652		
	Branches	363	371	387		
	Chile	200	202	215		
	Colombia	163	169	172		
	ATM – Automated Teller Machines	640	644	669		
	Chile	466	470	493		
	Colombia	174	174	176		

Notes: (1) Net Operating Profit before credit & counterparty losses = Net interest income + Commissions and Fees + Net total financial transactions + Other Operating Income, net. **(2)** Annualized figures when appropriate. **(3)** Average total adjusted assets excluding goodwill and intangibles from business combination. **(4)** Tangible Equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 40 of this report. **(5)** The total of employees of Chile includes headcount of our New York branch and since 1Q'18 also from our RepOffices in Lima and Madrid, and employees of Colombia includes headcount of Itaú (Panamá).

Itaú CorpBanca 6

Management Discussion & Analysis | Executive Summary

Itaú

In Ch$ million (except where indicated), end of period		2Q18	1Q18	2Q17	6M18	6M17
Highlights	Total Shares Outstanding (Thousands)	512,406,760	512,406,760	512,406,760	512,406,760	512,406,760
	Book Value per share (Ch$)	6.383	6.303	6.314	6.383	6.314
	Diluted Recurring Earnings per share (Ch$)	0.127	0.098	0.097	0.127	0.097
	Accounting Diluted Earnings per share (Ch$)	0.113	0.083	0.126	0.113	0.126
	Diluted Recurring Earnings per ADR (US$)	0.291	0.243	0.218	0.291	0.218
	Accounting Diluted Earnings per ADR (US$)	0.260	0.207	0.285	0.260	0.285
	Dividend (Ch$ million)	n.a.	22,979	n.a.	22,979	618
	Dividend per share (Ch$)	n.a.	0.0448	n.a.	0.0448	0.0012
	Gross Dividend per ADS (US$)	n.a.	0.1110	n.a.	0.1110	0.0027
	Market capitalization (Ch$ billion)	3,272,230	2,971,959	3,029,605	3,272,230	3,029,605
	Market capitalization (US$ billion)	5,011	4,919	4,563	5,011	4,563
	Solvency Ratio - BIS Ratio [6]	14.3%	14.3%	14.5%	14.3%	14.5%
	Shareholders' equity / Total assets	11.2%	11.2%	11.2%	11.2%	11.2%
	Shareholders' equity / Total liabilities	12.7%	12.8%	12.7%	12.7%	12.7%
Indicators	Ch$ exchange rate for US$1.0	653.02	604.18	663.97	653.02	663.97
	COP exchange rate for Ch$1.0	0.2232	0.2163	0.2177	0.2232	0.2177
	Monetary Policy Interest Rate - Chile [7]	2.5%	2.5%	2.5%	2.5%	2.5%
	Monetary Policy Interest Rate - Colombia [7]	4.3%	4.5%	6.3%	4.3%	6.3%
	Quarterly UF variation	0.7%	0.6%	0.7%	1.3%	1.2%
	Quarterly CPI- Chile	0.7%	0.7%	-0.02%	1.4%	1.1%
	Quarterly CPI-Colombia	0.9%	1.6%	0.8%	2.5%	3.4%

Notes: (6) BIS Ratio= Regulatory capital / RWA, according to SBIF BIS I definitions. **(7)** End of each period.

Itaú CorpBanca

7

 Net Income and Recurring Net Income Our recurring net income attributable to shareholders totaled Ch$64,924 million in the second quarter of 2018 from an accounting net income of Ch$57,937 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below: Non-Recurring Events Events that we have considered non -recurring and at the same time not part of our business since 2015 (pre and after Merger) are the following: (a) Restructuring costs: One-time integration costs. (b) Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and CorpBanca, such as investment banks, legal advisors, auditors and other related expenses. (c) Regulatory / merger effects on loan loss provisions: Effects of one-time provisions for loan losses due to new regulatory criteria in 2016 and additional provisions for overlapping customers between Itaú Chile and CorpBanca. (d) SBIF fine: Fine imposed by the SBIF which, as instructed by the regulator, was accounted for as an expense impacting 2015 Net Income and once the Supreme Court ruled in our favor we proceeded to reverse such expense impacting 2017 Net Income. (e) Loan loss provisions adjustments: Reversal of additional loan loss provisions to the regulatory minimum and provisions accounted through Price Purchase Allocation against Goodwill. (f)Amortization of Intangibles generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships. (g) Accounting adjustments: Adjustments in light of new internal accounting estimates. (h) Sale / revaluation of investments in companies: Refers to: (i) the sale of the participation in Cifin S.A. in 2015; (ii) the revaluation of our stake in Credi-banco after it was converted into a joint-stock company in 2016, both in Colombia; and (iii) the fiscal effect of the sale of SMU Corp in 2017.

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Statement

For the managerial results, we adjust for non-recurring events (as detailed on the previous page) and for the tax effect of the hedge of our investment in Colombia –originally accounted for as income tax expense on our Net Income and then reclassified as a Net Financial transaction. For tax purposes, the Chilean Internal Revenue Service ("Servicio de Impuestos Internos" or SII) considers that our investment in Colombia is denominated in U.S. dollar, which based on the exchange rates of each of the disbursements (not current exchange rates) amounts to US$1,437.51 million. As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our book each month, the volatility of the exchange rate generates an impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In the same context, since January 2018 management has decided to hedge its exposure to translation of the valuation of its investment in its New York branch (US$165.77 million) with derivatives, also to be analyzed along with income tax expenses.

According to our strategy, we mitigate the foreign exchange translation risk of the capital invested abroad through financial instruments. As consolidated financial statements for Itaú CorpBanca use the Chilean peso as functional currency, foreign currencies are translated to Chilean peso. For our investment in Colombia we have decided to hedge this translation risk effect in our income statement.

In the second quarter of 2018, the Chilean peso appreciated 3.17% against the Colombian peso compared with an appreciation of 5.11% in the previous quarter. Approximately 25% of our loan portfolio is denominated in Colombian peso.

Together with the tax effect of hedge described above, we include other managerial reclassifications of P&L lines, in order to provide a better clarity of our performance and a better comparison basis, such as:

(i) the adjustment of the fair value hedge positions; the reclassification of foreign exchange hedge positions of US dollars denominated provisions; and the inflation hedge results and term deposits interest rate hedge results;

(ii) the reclassification of country-risk provisions; the provisions for assets received in lieu of payment; and provisions and write-off of assets received in lieu of payment;

(iii) effects from rating upgrades or downgrades and collaterals valuation on the credit value adjustments (CVA) of derivatives.

Our strategy for managing foreign exchange risk of capital invested abroad aims to mitigate, through financial instruments, the effects of changes in the exchange rate and takes into account the impact of all tax effects. We present below the two relevant currencies variation of the Chilean peso:

U.S. dollar Ch$ 653.02	+8.1% (2Q18/1Q18)	-1.6% (2Q18/2Q17)
Colombian peso Ch$ 0.2232	+3.2% (2Q18/1Q18)	+2.5% (2Q18/2Q17)

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Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 2nd Quarter of 2018

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassification	Managerial
Net operating profit before credit & counterparty losses	**314,744**	**1,376**	**(28,357)**	**(9,316)**	**278,447**
Net interest income	215,334			-	**215,334**
Net fee and commission income	43,415			-	**43,415**
Total financial transactions, net	71,291	-	(28,357)	(16,749)	**26,185**
Other operating income, net	(15,296)	1,376		7,433	**(6,487)**
Net provision for credit & counterparty risks	**(67,253)**	-		**9,316**	**(57,937)**
Result from loan losses, net	(67,253)	-		1,335	**(65,918)**
Provision for loan losses	(80,635)	-		897	**(79,738)**
Recoveries off loan losses written-off as losses	13,382	-		438	**13,820**
CVA (ratings and collaterals effects)	-	-		7,981	**7,981**
Net operating profit	**247,491**	**1,376**	**(28,357)**	-	**220,510**
Operating expenses	**(160,644)**	**10,224**		-	**(150,420)**
Personnel expenses	(69,402)	-		-	**(69,402)**
Administrative expenses	(70,134)	-		-	**(70,134)**
Depreciation and amortization	(21,108)	10,224			**(10,884)**
Impairments	-	-			-
Operating income	**86,847**	**11,599**	**(28,357)**	-	**70,089**
Income from investments in other companies	213	-			**213**
Income before taxes	**87,060**	**11,599**	**(28,357)**	-	**70,302**
Income tax expense	(28,756)	(3,606)	28,357		**(4,004)**
Result from discontinued operations	-	-			-
Net income	**58,304**	**7,994**	-	-	**66,298**
Minority interests	(367)	(1,006)			**(1,373)**
Net Income Attributable to Shareholders	**57,937**	**6,987**	-	-	**64,924**

Accounting and Managerial Income Statements Reconciliation | 1st Quarter of 2018

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassification	Managerial
Net operating profit before credit & counterparty losses	**253,342**	**2,028**	**6,735**	**5,706**	**267,810**
Net interest income	197,067			-	**197,067**
Net fee and commission income	45,786			-	**45,786**
Total financial transactions, net	16,087	-	6,735	1,527	**24,349**
Other operating income, net	(5,598)	2,028		4,178	**608**
Net provision for credit & counterparty risks	**(52,487)**	-		**(7,035)**	**(59,522)**
Result from loan losses, net	(52,487)	-		(7,387)	**(59,874)**
Provision for loan losses	(60,934)	-		(7,789)	**(68,723)**
Recoveries off loan losses written-off as losses	8,447	-		402	**8,849**
CVA (ratings and collaterals effects)	-	-		352	**352**
Net operating profit	**200,855**	**2,028**	**6,735**	**(1,329)**	**208,288**
Operating expenses	**(164,786)**	**10,048**		**1,329**	**(153,409)**
Personnel expenses	(70,649)	-		1,329	**(69,320)**
Administrative expenses	(74,154)	-		-	**(74,154)**
Depreciation and amortization	(19,983)	10,048			**(9,935)**
Impairments	-	-			-
Operating income	**36,069**	**12,075**	**6,735**	-	**54,879**
Income from investments in other companies	1,273	-			**1,273**
Income before taxes	**37,342**	**12,075**	**6,735**	-	**56,152**
Income tax expense	5,689	(3,716)	(6,735)		**(4,762)**
Result from discontinued operations	-	-			-
Net income	**43,031**	**8,359**	-	-	**51,390**
Minority interests	(271)	(969)			**(1,240)**
Net Income Attributable to Shareholders	**42,760**	**7,390**	-	-	**50,150**

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Management Discussion & Analysis | Executive Summary

Itaú

2nd quarter of 2018 Income Statement

We present below the managerial income statements with the adjustments described above:

In Ch$ million	2Q18	1Q18	change		2Q17	change		6M18	6M17	change	
Net operating profit before credit & counterparty losses	**278,447**	**267,810**	**10,637**	**4.0%**	**254,905**	**23,542**	**9.2%**	546,257	**508,378**	**37,879**	**7.5%**
Net interest income	215,334	197,067	18,267	9.3%	187,159	28,175	15.1%	412,401	367,967	44,434	12.1%
Net fee and commission income	43,415	45,786	(2,371)	-5.2%	40,798	2,617	6.4%	89,201	86,523	2,678	3.1%
Net total financial transactions	26,185	24,349	1,836	7.5%	27,781	(1,596)	-5.7%	50,534	61,993	(11,459)	-18.5%
Other operating income, net	(6,487)	608	(7,095)	-	(833)	(5,654)	679.0%	(5,879)	(8,105)	2,226	-27.5%
Net provision for credit & counterparty risks	**(57,937)**	**(59,522)**	**1,585**	**-2.7%**	**(47,785)**	**(10,152)**	**21.2%**	**(117,459)**	**(129,911)**	**12,452**	**-9.6%**
Result from loan losses, net	(65,918)	(59,874)	(6,044)	10.1%	(68,932)	3,014	-4.4%	(125,792)	(145,592)	19,801	-13.6%
Provision for loan losses	(79,738)	(68,723)	(11,015)	16.0%	(82,943)	3,205	-3.9%	(148,461)	(166,293)	17,832	-10.7%
Recoveries of loans written-off as losses	13,820	8,849	4,971	56.2%	14,010	(190)	-1.4%	22,669	20,700	1,969	9.5%
CVA (ratings and collaterals effects)	7,981	352	7,629	2168.1%	21,147	(13,167)	-62.3%	8,333	15,681	(7,349)	-46.9%
Net operating profit	**220,510**	**208,288**	**12,221**	**5.9%**	**207,120**	**13,390**	**6.5%**	**428,798**	**378,467**	**50,331**	**13.3%**
Operating expenses	**(150,420)**	**(153,409)**	**2,989**	**-1.9%**	**(150,492)**	**71**	**0.0%**	**(303,830)**	**(301,219)**	**(2,611)**	**0.9%**
Personnel expenses	(69,402)	(69,320)	(82)	0.1%	(69,566)	164	-0.2%	(138,722)	(135,944)	(2,778)	2.0%
Administrative expenses	(70,134)	(74,154)	4,020	-5.4%	(70,494)	360	-0.5%	(144,288)	(145,038)	750	-0.5%
Depreciation and amortization	(10,884)	(9,935)	(949)	9.6%	(10,431)	(453)	4.3%	(20,820)	(20,238)	(582)	2.9%
Impairments	-	-	-	-	-	-	-	-	-	-	-
Operating income	**70,089**	**54,879**	**15,210**	**27.7%**	**56,628**	**13,461**	**23.8%**	**124,968**	**77,248**	**47,720**	**61.8%**
Income from investments in other companies	213	1,273	(1,060)	-83.3%	952	(739)	-77.6%	1,486	1,141	345	30.2%
Income before taxes	**70,302**	**56,152**	**14,150**	**25.2%**	**57,580**	**12,722**	**22.1%**	**126,454**	**78,389**	**48,065**	**61.3%**
Income tax expense	(4,004)	(4,762)	758	-15.9%	(5,325)	1,320	-24.8%	(8,767)	(1,158)	(7,608)	656.9%
Result from discontinued operations	-	-	-	-	-	-	-	-	-	-	-
Net income	**66,298**	**51,390**	**14,908**	**29.0%**	**52,255**	**14,043**	**26.9%**	**117,688**	**77,231**	**40,457**	**52.4%**
Minority interests	**(1,373)**	**(1,240)**	**(133)**	**10.8%**	(2,736)	**1,363**	**-49.8%**	**(2,613)**	**(1,373)**	**(1,240)**	**90.3%**
Net Income Attributable to Shareholders	**64,924**	**50,150**	**14,775**	**29.5%**	**49,519**	**15,406**	**31.1%**	**115,074**	**75,857**	**39,217**	**51.7%**

Itaú CorpBanca

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Management Discussion & Analysis | Executive Summary

Itaú

Results

Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10:

Recurring **Net Income**

Ch$ 64.9 billion in the 2Q18


Ch$ million
+ 29.5%
+ 31.1%
+ 51.7%
54,155
30,848
(49,511)
26,339
49,519
3,221
(17,618)
50,150
64,924
75,857
115,074
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
6M17
6M18

Highlights in the quarter:

- **Managerial Recurring Net Income**

The recurring net income for the second quarter of 2018 amounted to Ch$64,924 million, representing an increase of Ch$14,775 million or 29.5% from the previous quarter and an increase of Ch$15,406 million or 31.1% from the same period of the previous year.

- **Net Interest Income**

The main highlight in the quarter when compared to the previous quarter was the Ch$18,267 million or 9.3% increase in net interest margin due to higher inflation and higher volume of interest-earning assets in the quarter.

- **Cost of Credit and Counterparty Risks**

The Ch$7,629 million positive impact of CVA adjustments (ratings and collaterals effects) offset the Ch$6.044 million or 10.1% increase in net results from loan losses, resulting in a Ch$1,585 million or 2.7% decrease in net provision for credit and counterparty risks in the quarter.

- **Operating expenses**

The Ch$2,989 million or 1.9% decrease in operating expenses driven by lower administrative expenses also contributed to the second quarter of 2018 increase in the recurring net income.

- **Commissions and Fees**

Previous positive effects were partly offset by a Ch$2,371 million or 5.2% decrease in financial advisory commissions and fees in the quarter.

Highlights in 2Q18

Return on Average Tangible Equity[1]

13.7 %


+ 2.9pp
+ 2.9pp
+ 3.9pp
11.8%
0.7%
6.7%
0.4%
-0.7%
-10.8%
5.9%
0.4%
10.8%
0.7%
0.7%
0.0%
-0.3%
-3.8%
10.8%
0.7%
13.7%
0.9%
8.4%
0.6%
12.3%
1.7%
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
6M17
6M18
Annualized Recurring Return on Average Equity (quarterly)
Annualized Recurring Return on Average Assets (quarterly)

The annualized recurring return on average tangible equity reached 13.7% in the second quarter of 2018, 2.9 percentage points increase when compared to both the previous quarter and the second quarter of 2017. Average tangible shareholders' equity totaled Ch$1,890.1 billion, a 1.8% increase compared to the previous quarter and a 3.3% increase compared to the second quarter of 2017.

Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combination reached 0.9% in the second quarter of 2018, up 20 basis points compared to the previous quarter and up 22 basis points compared to the second quarter of 2017.

(1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities

For further details by country see page 40

Net Operating Profit Before Loan Losses

Ch$ 278.4 billion


+ 4.0%
+ 9.2%
+ 7.5%
Ch$ million
261,829
251,504
232,312
253,473
254,905
252,607
276,797
267,810
278,447
508,378
546,257
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
6M17
6M18
Net Operating Profit Before Loan Losses

In the second quarter of 2018, net operating profit before loan losses — representing net interest income, net fee and commission income, net total financial transactions and other operating income, net— totaled Ch$278,447 million, a 4.0% increase from the previous quarter and a Ch$23,542 million or 9.2% increase from the same period of the previous year. The main components of net operating profit before loan losses and other items of income statements are presented ahead.

For further details by country see pages 19 and 29

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Management Discussion & Analysis | Executive Summary

Itaú

Net Interest Income

Ch$ 215.3 billion



+9.3%
+15.1%
+12.1%
193,096 180,242 187,208 180,808 187,159 181,911 191,604 197,067 215,334
367,967 412,401
2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18
6M17 6M18
Net Interest Income

The net interest income for the second quarter of 2018 totaled Ch$215,334 million, an increase of Ch$18,267 million or 9.3% when compared to the previous quarter, mainly due to higher inflation-linked income in Chile and by a marginal improvement in our spreads in Colombia due to the marginal reduction in funding costs as the monetary policy rate continued to decrease.

Our net interest margin reached 3.5% in the second quarter of 2018, an increase of 18 basis points when compared to the previous quarter and also an increase of 41 basis points when compared to the same quarter last year. The increase in the current quarter compared to the previous quarter is 3 basis points when excluding inflation-indexation effects. Our net interest margin ex-indexation reached 3.0% in the second quarter of 2018 compared to 2.9% in the first quarter of 2018 and to 2.9% in the second quarter of 2017, respectively.

For further details by country see pages 19 and 29

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

54.0 %



- 3.3pp
- 5.0pp
- 3.6pp
51.3 73.4 58.0 84.0 68.4 130.0 59.5 91.9 59.0 77.8 63.1 100.6 57.6 113.2 57.3 79.5 54.0 74.8
59.3 84.8 55.6 77.1
2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18
6M17 6M18
Quarterly Efficiency Ratio (%)
Quarterly Risk-Adjusted Efficiency Ratio (RAER) (%)

In the second quarter of 2018, the efficiency ratio reached 54.0% an improvement of 3.3 and 5.0 percentage points from the previous quarter and the second quarter of 2017, respectively, due to lower administrative expenses and higher net operating profit before loan losses.

In the second quarter of 2018, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 74.8%, an improvement of 4.7 and 3.0 percentage points from the previous quarter and the second quarter of 2017, respectively. This was primarily due to lower administrative expenses and higher net operating profit before loan losses as described below.

For further details by country see pages 26 and 36

Net Commissions and Fees

Ch$ 43.4 billion



Ch$ million
- 5.2%
+ 6.4%
+ 3.1%
46,710 46,701 47,232 45,725 40,798 45,142 45,906 45,786 43,415
86,523 89,201
2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18
6M17 6M18
Net Commissions and Fees

Commissions and fees decreased 5.2% when compared to the previous quarter, mainly due to lower fees from financial advisory fees in Chile, partly offset by higher fees from credit and financial transactions, and asset management and brokerage in Colombia. Compared to the second quarter of 2017, these revenues increased 6.4%, mainly due to an increase in insurance brokerage and credit and financial transactions fees aligned with our consumer loans expansion in Chile.

For further details by country see pages 24 and 34

Net Provision for Credit & Counterparty Risks

Ch$ 58.0 billion



Ch$ million
- 2.7%
+ 21.2%
- 9.6%
2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18
6M17 6M18
Provision for loan losses and CVA (ratings and collaterals effects)
Recoveries of loan written-off as losses
Net provision for credit & counterparty risks

Provision for credit and counterparty risks net of recoveries of loans written-off decreased 2.7% from the previous quarter, totaling Ch$57,937 million in the second quarter of 2018. This improvement was mainly due to positive CVA adjustments (ratings and collaterals effects) of Ch$7,629 million from the previous quarter. Compared to the second quarter of 2017, cost of credit increased 21.2%, mainly due to a decrease in CVA adjustments effects of Ch$13,167 million or 62.3%.

For further details by country see pages 21 and 31

Itaú CorpBanca 13

 Income Statement and Balance Sheet Analysis Management Discussion & Analysis

 (This page was intentionally left blank)

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown by Country

Highlight

The financial results of Itaú CorpBanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results:

- we have reclassified from Chile to Colombia the cost of derivative structures used to hedge the investment and its related tax effects,
- as well as the amortization of intangible assets generated by the acquisition of Santander Colombia that were registered in Chile before the Merger.

For more details on managerial information, please refer to pages 9, 10 and 11 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 2Q'18, 1Q'18 and 2Q'17:

In Ch$ million	2Q18			1Q18			Change		
	Consoli-dated	Chile	Colombia[1]	Consoli-dated	Chile	Colombia[1]	Consoli-dated	Chile	Colombia[1]
Net interest income	215,334	144,135	71,807	197,067	134,088	63,821	18,267	10,047	7,986
Net fee and commission income	43,415	35,221	8,194	45,786	39,629	6,157	(2,371)	(4,408)	2,037
Total financial transactions, net	26,185	24,126	3,051	24,349	23,344	5,183	1,836	782	(2,132)
Other operating income, net	(6,487)	(5,946)	(541)	608	821	(213)	(7,095)	(6,767)	(328)
Net operating profit before credit & counterparty losses	**278,447**	**197,536**	**82,511**	**267,810**	**197,882**	**74,948**	**10,637**	**(346)**	**7,563**
Net provision for credit & counterparty risks	(57,937)	(25,999)	(31,938)	(59,522)	(30,353)	(29,169)	1,585	4,354	(2,769)
Net operating profit	**220,510**	**171,537**	**50,573**	**208,288**	**167,529**	**45,779**	**12,221**	**4,007**	**4,794**
Operating expenses	(150,420)	(101,012)	(49,409)	(153,409)	(105,527)	(47,883)	2,989	4,515	(1,526)
Operating income	**70,089**	**70,525**	**1,164**	**54,879**	**62,003**	**(2,104)**	**15,210**	**8,522**	**3,268**
Income from investments in other companies	213	221	(8)	1,273	25	1,248	(1,060)	196	(1,256)
Income before taxes	**70,302**	**70,746**	**1,156**	**56,152**	**62,028**	**(856)**	**14,150**	**8,718**	**2,012**
Income tax expense	(4,004)	(7,421)	2,984	(4,762)	(10,637)	4,519	758	3,216	(1,535)
Net income	**66,298**	**63,325**	**4,140**	**51,390**	**51,391**	**3,664**	**14,908**	**11,935**	**477**
(-) Minority interest	(1,373)	18	(1,391)	(1,240)	(10)	(1,230)	(133)	28	(162)
Colombia hedge positions cost	-	-	(1,168)	-	-	(3,665)			2,497
Net Income Attributable to Shareholders	**64,924**	**63,343**	**1,581**	**50,150**	**51,380**	**(1,231)**	**14,775**	**11,963**	**2,812**

In Ch$ million	2Q18			2Q17			Change		
	Consoli-dated	Chile	Colombia[1]	Consoli-dated	Chile	Colombia[1]	Consoli-dated	Chile	Colombia[1]
Net interest income	215,334	144,135	71,807	187,159	132,603	55,966	28,175	11,532	15,841
Net fee and commission income	43,415	35,221	8,194	40,798	30,762	10,036	2,617	4,459	(1,842)
Total financial transactions, net	26,185	24,126	3,051	27,781	8,361	23,561	(1,596)	15,765	(20,510)
Other operating income, net	(6,487)	(5,946)	(541)	(833)	964	(1,797)	(5,654)	(6,910)	1,256
Net operating profit before credit & counterparty losses	**278,447**	**197,536**	**82,511**	**254,905**	**172,690**	**87,766**	**23,542**	**24,846**	**(5,255)**
Net provision for credit & counterparty risks	(57,937)	(25,999)	(31,938)	(47,785)	(16,381)	(31,404)	(10,152)	(9,618)	(534)
Net operating profit	**220,510**	**171,537**	**50,573**	**207,120**	**156,309**	**56,362**	**13,390**	**15,227**	**(5,789)**
Operating expenses	(150,420)	(101,012)	(49,409)	(150,492)	(98,927)	(51,565)	71	(2,085)	2,156
Operating income	**70,089**	**70,525**	**1,164**	**56,628**	**57,382**	**4,797**	**13,461**	**13,143**	**(3,633)**
Income from investments in other companies	213	221	(8)	952	264	688	(739)	(43)	(696)
Income before taxes	**70,302**	**70,746**	**1,156**	**57,580**	**57,646**	**5,485**	**12,722**	**13,100**	**(4,329)**
Income tax expense	(4,004)	(7,421)	2,984	(5,325)	(9,469)	2,729	1,320	2,048	256
Net income	**66,298**	**63,325**	**4,140**	**52,255**	**48,177**	**8,214**	**14,043**	**15,148**	**(4,073)**
(-) Minority interest	(1,373)	18	(1,391)	(2,736)	31	(2,768)	1,363	(13)	1,376
Colombia hedge positions cost	-	-	(1,168)	-	-	(4,136)			2,968
Net Income Attributable to Shareholders	**64,924**	**63,343**	**1,581**	**49,519**	**48,208**	**1,310**	**15,406**	**15,135**	**271**

[1] In nominal currency

Itaú CorpBanca

16

Management Discussion & Analysis | Income Statement Analysis

Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 2Q'18, 1Q´18 and 2Q'17 and as of June 30, 2018 and 2017 is presented below:

In Ch$ million	2Q18	1Q18	2Q17	6M18	6M17
Net Income Attributable to Shareholders (Accounting)	57,166	42,231	61,084	99,397	90,178
(+) Pro forma consolidation effects	-	-	-	-	-
Pro Forma Net Income Attributable to Shareholders	57,166	42,231	61,084	99,397	90,178
(+) Non-recurring events	5,009	5,485	(17,012)	10,494	(17,009)
(-) Costs of fiscal and economic hedges of the investment in Colombia (a) (b)	(1,168)	(3,665)	(4,136)	(4,833)	(9,266)
Recurring Net Income Attributable to Shareholders (Managerial)	63,343	51,380	48,208	114,724	82,435

In Ch$ million	2Q18	1Q18	2Q17	6M18	6M17
Net Income Attributable to Shareholders (Accounting)	771	529	3,523	1,300	(1,157)
(+) Pro forma consolidation effects	-	-	-	-	-
Pro Forma Net Income Attributable to Shareholders	771	529	3,523	1,300	(1,157)
(+) Non-recurring events	1,978	1,905	1,923	3,883	3,845
(+) Costs of fiscal and economic hedges of the investment in Colombia (a) (b)	(1,168)	(3,665)	(4,136)	(4,833)	(9,266)
Recurring Net Income Attributable to Shareholders (Managerial)	1,581	(1,231)	1,310	350	(6,578)

Managerial reclassifications:

(a) **Cost of Investment Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.
(b) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Itaú CorpBanca 17

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 17 and 18:

			change			*change*				*change*	
In Ch$ million	2Q18	1Q18	%	$	2Q17	%	$	6M18	6M17	%	$
Net interest income	144,135	134,088	7.5%	10,047	132,603	8.7%	11,532	278,222	261,910	6.2%	16,313
Net fee and commission income	35,221	39,629	-11.1%	(4,408)	30,762	14.5%	4,459	74,850	66,503	12.6%	8,347
Total financial transactions, net	24,126	23,344	3.3%	782	8,361	188.6%	15,765	47,471	29,015	63.6%	18,455
Other operating income, net	(5,946)	821	-	(6,767)	964	-	(6,910)	(5,125)	(2,813)	82.2%	(2,312)
Net operating profit before credit & counterparty losses	**197,536**	**197,882**	**-0.2%**	**(346)**	**172,690**	**14.4%**	**24,846**	**395,418**	**354,615**	**11.5%**	**40,803**
Net provision for credit & counterparty risks	(25,999)	(30,353)	-14.3%	4,354	(16,381)	58.7%	(9,618)	(56,352)	(60,902)	-7.5%	4,550
Net operating profit	**171,537**	**167,529**	**2.4%**	**4,007**	**156,309**	**9.7%**	**15,227**	**339,066**	**293,713**	**15.4%**	**45,353**
Operating expenses	(101,012)	(105,527)	-4.3%	4,515	(98,927)	2.1%	(2,085)	(206,538)	(199,736)	3.4%	(6,802)
Operating income	**70,525**	**62,003**	**13.7%**	**8,522**	**57,382**	**22.9%**	**13,143**	**132,528**	**93,976**	**41.0%**	**38,551**
Income from investments in other companies	221	25	784.0%	196	264	-16.3%	(43)	246	264	-6.8%	(18)
Income before taxes	**70,746**	**62,028**	**14.1%**	**8,718**	**57,646**	**22.7%**	**13,100**	**132,774**	**94,240**	**40.9%**	**38,533**
Income tax expense	(7,421)	(10,637)	-30.2%	3,216	(9,469)	-21.6%	2,048	(18,057)	(11,782)	53.3%	(6,275)
Net income	**63,325**	**51,391**	**23.2%**	**11,935**	**48,177**	**31.4%**	**15,148**	**114,716**	**82,458**	**39.1%**	**32,258**
Net Income Attributable to Shareholders	**63,343**	**51,380**	**23.3%**	**11,963**	**48,208**	**31.4%**	**15,135**	**114,724**	**82,435**	**39.2%**	**32,288**

Itaú CorpBanca

18

Management Discussion & Analysis | Income Statement Analysis

Itaú

Net Interest Income

In the second quarter of 2018, the Net Interest Income totaled Ch$144,135 million, a 7.5% increase compared to the previous quarter.

Compared to the same period of the previous year, the Net Interest Income increased 8.7%.

In Ch$ million, end of period	2Q18	1Q18	change		2Q17	change	
Net Interest Income	**144,135**	**134,088**	**10,047**	**7.5%**	**132,603**	**11,532**	**8.7%**
Interest Income	291,373	279,137	12,236	4.4%	288,194	3,179	1.1%
Interest Expense	(147,238)	(145,049)	(2,189)	1.5%	(155,592)	8,353	-5.4%
Average Interest-Earning Assets	**18,686,754**	**18,409,328**	**277,426**	**1.5%**	**18,332,858**	**353,896**	**1.9%**
Net Interest Margin	**3.10%**	**2.96%**		**14 bp**	**2.90%**		**20 bp**
Net Interest Margin (ex-inflation indexation)	**2.46%**	**2.51%**		**(5 bp)**	**2.57%**		**(11 bp)**

2Q18 versus 1Q18

Our Net Interest Income in the second quarter of 2018 presented an increase of Ch$10,047 million, or 7.5% when compared to the first quarter of 2018. This increase is explained mainly by higher inflation-linked income, as the UF (*Unidad de Fomento*), the official inflation-linked unit of account, increased 0.71% in the second quarter of 2018 compared to an increase of 0.63% in the previous quarter, as well as an increase in volumes in our Balance Sheet and a higher accrual period, with one calendar day more when compared to the previous quarter. This was partially offset by a slightly lower interest yield.

As a consequence of this increase, our Net Interest Margin presented an increase of 14 basis points to 3.10% in the quarter, or a decrease of 5 basis points to 2.46% when excluding inflation-indexation effects.

2Q18 versus 2Q17

When compared to the second quarter of 2017, our Net Interest Income improved Ch$11,532 million, or 8.7%. The main drivers for this increase are a higher UF exposure and higher volume of interest-earning assets in the quarter when compared to the same period of the previous year, partly offset by lower interest yield.

Our Net Interest Margin presented an increase of 20 basis points to 3.10% when compared to the same quarter of 2017, or a decrease of 11 basis points to 2.46% when excluding inflation-indexation effects.

Quarterly change of the Net Interest Income (Ch$ Billion)


134
3
-2
9
-2
1
144
1Q'18
Volume
Interest Yield
Indexed Yield (Inflation)
Mix
Calendar days
2Q'18

Yearly change of the Net Interest Income (Ch$ Billion)


133
6
-12
10
7
-
144
2Q'17
Volume
Interest Yield
Indexed Yield (Inflation)
Mix
Calendar days
2Q'18

Itaú CorpBanca
19

 Credit Quality Net Provision for Credit and Counterparty Risks In the second quarter of 2018, net provision for credit and counterparty risks (provision for loan losses net of recovery of loans written-off and CVA effects) totaled Ch$25,999 million, a 14.3% decrease from the previous quarter, driven by Ch$7,629 million increase in CVA effects driven by a new model and a Ch$4,817 million or 74.6% increase in recoveries from wholesale customers. CVA benefits were offset by an increase of Ch$8,092 million or 21.8% in provision for loan losses driven by corporate clients restructurings. Net provision for credit and counterparty risks for the 6M’18 period de-creased 7.5% compared to the same period of 2017. Net Provision for Loan Losses and Loan Portfolio At the end of the second quarter of 2018, our net provision for loan losses over loan portfolio remained stable at 0.8% compared to the previous quarter and decreased from 0.9% when compared to the second quarter of last year reflecting a more normalized credit quality of our corporate portfolio. Allowance for Loan Losses and Loan Portfolio As of June 30, 2018, our loan portfolio increased 1.9% from March 31, 2018, reaching Ch$16.2 trillion, whereas the allowance for loan losses decreased 1.2% in the quarter, totaling Ch$393.2 billion. The ratio of allowance for loan losses to loan portfolio went from 2.49% as of March 31, 2018 to 2.45% as of June 30, 2018, a decrease of 4 basis points.

Management Discussion & Analysis | Income Statement Analysis

Delinquency Ratios

Non-Performing Loans


Ch$ million
312,155
334,997
352,700
377,517
383,973
414,355
462,015
487,307
487,163
235,338
232,334
250,372
281,741
282,875
296,775
336,895
352,312
344,809
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Non-performing Loans over 90 days - Total
Non-performing Loans over 90 days - Chile

The portfolio of credits 90-day overdue decreased Ch$ 7,503 million or 2.1% in the second quarter of 2018 mainly driven by a Ch$7,524 million or 7.5% decrease in both consumer and mortgage loans NPLs. The commercial portfolio NPLs remained stable despite a Ch$1,963 million or 2.9% increase in the student loans portfolio NPLs which are part of our commercial portfolio. Potential credit losses coming from these arrears are limited since these loans are government guaranteed.

The NPLs increased Ch$61,934 million or 21.9% from the same period of the previous year explained by a Ch$57,107 million increase in the student loans portfolio NPLs which are part of our commercial portfolio as aforementioned which require relatively lower provisions than other loans with no government guarantees.

NPL Ratio (%) | over 90 days


1.44
1.42
1.56
1.77
1.76
1.86
2.12
2.21
2.13
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Chile

The NPL ratio of credits 90-day overdue decreased from 2.21 % to 2.13% compared to the previous quarter. Compared to the same period of 2017, the ratio increased 37 basis points driven by the aforementioned increased in the student loans NPLs.

NPL Ratio (%) by Segments | over 90 days


2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

In the second quarter 2018, the NPL ratio over 90 days for consumer loans went down from 1.77% to 1.50%. The NPL ratio for mortgage loans also went down from 1.95% to 1.81% compared to the previous quarter.

The NPL ratio decreased by 4 basis points for commercial loans compared to the previous quarter from 2.37% to 2.33%. When excluding student loans from this portfolio, the commercial ex student loans NPL reached 1.82%, also decreasing 3 basis points compared to the previous quarter.

These joint decreases led to a reduction of 8 basis points in our total NPL ratio.

Coverage Ratio (%) | 90 days


120
133
133
121
126
124
119
113
114
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Chile

As of June 30, 2018, the 90-day coverage ratio reached 114%, 100 basis points up from the previous quarter driven by the decrease in the consumer loans NPLs. This decrease was partly offset by the increase in the student loans NPLs —a government guaranteed portfolio. The student loans NPLs is equivalent to a 20% of the total NPLs. This portfolio requires relatively lower provisions than other loans with no such guarantees.

Compared to June 30, 2017, the total 90-day coverage ratio decreased 12 percentage points reflecting the aforementioned increased in the student loans NPLs.

Itaú CorpBanca

21

 Loan Portfolio Write-Off NPL Creation * Loan portfolio average balance of the two previous quarters. Ch$ billion In the second quarter of 2018, the loan portfolio write-off totaled Ch$37.4 billion, a 16.5% increase compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 0.93%, up 12 basis points compared to the first quarter of 2018. In the second quarter of 2018, NPL Creation reached Ch$29.9 billion down 37.2% compared to the previous period. Recovery of Loans Written-off as Losses NPL Creation Coverage Ch$ million In the second quarter of 2018, income from recovery of loans written-off increased Ch$4,817 million, or 74.6%, from the previous quarter. When compared to second quarter of 2017, the income from recovery of loans written-off increased Ch$854 million, or 8.2%, compared to the same period of the previous year. In the second quarter of 2018, total NPL Creation coverage reached 151%, which means that the provision for loan losses in the quarter was higher than NPL Creation. The trend shown since 2Q16 demonstrates that our portfolio is more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

 Commissions and Fees Highlights  In the second quarter of 2018, commissions and fees amounted to Ch$35,221 million, a decrease of 11.1% from the previous quarter mainly driven by lower fees from financial advisory, down Ch$4,386 million, or 62.0% in this quarter. Despite that these fees are normally cyclical, we expect to recover these revenues in the next quarters given our current commercial pipeline.  Compared to the second quarter of 2017, these revenues increased 14.5% mainly due to increases in insurance brokerage fees aligned with our consumer loans expansion, and also credit and financial transactions fees in the period. Total Financial Transactions, net Highlights  In the second quarter of 2018, total financial transactions and foreign exchange profits amounted to Ch$24,126 million, an increase of 3.3% from the previous quarter reflecting a positive effect in the CVA of derivatives driven by positive market behavior. Compared to the second quarter of 2017, these revenues increased 188.6%.

 Highlights  Operating expenses totaled Ch$101,012 million in the second quarter of 2018, decreasing 4.3% when compared to the first quarter of 2018. This decrease is mostly explained by lower administrative expenses. Personnel ExpensesAdministrative Expenses Personnel expenses totaled Ch$47,305 million in the second quarter of 2018, a 1.9% decrease when compared to the previous quarter due to lower severance costs. In comparison to the second quarter of 2017 there is also an 1.8% decrease in expenses. Number of Employees The total number of employees considering the Itaú CorpBanca New York branch was 5,822 at the end of the second quarter of 2018 compared to 5,813 in the first quarter of 2018 and 5,958 at the end of the second quarter of 2017, a 2.3% reduction in headcount in twelve months. Administrative expenses amounted to Ch$ 46,146 million in the second quarter of 2018, an 8.3% decrease when compared to the previous quarter. This decrease was influenced by lower general administrative expenses. When compared to the second quarter of 2017, there was a 6.5% increase explained by a calendar effect, where the second quarter of 2018 concen-trated several expenses more than in the same quarter of previous year. Depreciation and Amortization Depreciation, amortization and impairment expenses totaled Ch$7,561 million in the second quarter of 2018, a 8.3% increase when compared to the first quarter of 2018, explained by the investment made in development of software and systems which increase the base of intangibles in our ba-lance sheet as well as an increase in fixed assets related to the remodeling of our new headquarters and migrated branches. When compared to the second quarter of 2017, there was a 1.4% increase.

 Efficiency Ratio and Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk -adjusted efficiency ratio, which includes the net provision for credit & counterpar ty risks. Risk-Adjusted Efficiency Ratio = Operating Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Net Provision for Credit & Counterparty Risks Net Interest Income + Net Fee and Commission Income + Total Financial Transactions, net + Other Operating Income, net Efficiency Ratio In the second quarter of 2018, our efficiency ratio reached 51.1%, almost flat compared to the first quarter of 2018. This was mainly due to lower operating expenses of 4.3%, and at the same time lower net operating profit before credit and counterparty losses of 0.2%. When compared to the second quarter of 2017, the efficiency ratio improved 6.2 percentage points, explained by the increase in net operating profit before credit and counterparty losses of 14.4% in the period. Risk-Adjusted Efficiency Ratio The risk-adjusted efficiency ratio, which also includes the result from loan los-ses, reached 64.3% in the second quarter of 2018, an improvement of 4.4 per-centage points compared to the previous quarter, as a result of lower operating expenses and cost of credit of 6.5% in the period. When compared to the second quarter of 2017, the risk-adjusted efficiency ratio improved by 2.5 percentage points due to the improvement in net operating profit before credit and counterparty losses. Net Operating Profit Before Credit & Counterparty Losses Distribution The chart below shows the portions of net operating profit before credit and counterparty losses used to cover operating expe nses and net provision for credit and counterparty risks.

Management Discussion & Analysis | Income Statement Analysis

Distribution Network

Points of Service in Chile

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices, mobile banking, internet banking and telephone banking.

Branches | Chile and New York

As of June 30, 2018 we had 200 branches, a decrease of 24 branches or 10.7% since Legal Day One (April 1, 2016) as part of our enhanced branch network strategy meant to create additional savings.

According to our integration process, in the fourth quarter of 2016 we started the branch network migration with a pilot test of two offices. As expected, the branch migration was completed by the end of 2017.

As a result, the brand composition has changed. By the end of the second quarter of 2018, we operated in Chile 144 branch offices under the "Itaú" brand and 55 branches under the "Banco Condell" brand —our consumer finance division. Additionally, we have one branch in New York.


127
125
95
95
84
71
56
56
55
97
99
129
129
131
138
145
146
145
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Itaú
Banco Condell*

* Historical data includes "CorpBanca" branches

Automated Teller Machines (ATMs) | Chile

By the end of the second quarter of 2018, the number of ATMs totaled 466 in Chile, a decrease of 30 ATMs or a 6.0% since Legal Day One. Additionally, our customers had access to over 7,680 ATMs in Chile through our agreement with Redbanc.


434
402
357
351
343
245
234
50
34
70
99
145
146
150
221
235
420
432
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Itaú
CorpBanca / Banco Condell

Itaú CorpBanca
26

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlight

- At the end of the second quarter of 2018, our total consolidated credit portfolio in Chile reached Ch$16.2 trillion, an increase of 1.9% from the previous quarter and of 1.1% from the second quarter of 2017.

Credit Portfolio by Products

In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented in the following table:

In Ch$ million, end of period	2Q18	1Q18	change	2Q17	change
Wholesale lending - Chile	**10,798,014**	**10,605,352**	**1.8%**	**11,159,005**	**-3.2%**
Commercial loans	9,400,429	9,279,756	1.3%	9,792,982	-4.0%
Foreign trade loans	799,908	701,382	14.0%	772,472	3.6%
Leasing and factoring	597,677	624,214	-4.3%	593,551	0.7%
Retail lending - Chile	**5,416,138**	**5,303,910**	**2.1%**	**4,881,241**	**11.0%**
Residential Mortgage loans	**3,773,303**	**3,703,197**	**1.9%**	**3,488,290**	**8.2%**
Consumer loans	**1,642,835**	**1,600,713**	**2.6%**	**1,392,951**	**17.9%**
Consumer installment loans	1,123,209	1,078,639	4.1%	909,990	23.4%
Current account overdrafts	197,164	204,650	-3.7%	189,483	4.1%
Credit card debtors	321,850	316,760	1.6%	292,688	10.0%
Other loans and receivables	612	664	-7.8%	790	-22.5%
TOTAL LOANS	**16,214,152**	**15,909,262**	**1.9%**	**16,040,246**	**1.1%**

Our retail loan portfolio reached Ch$5.42 trillion at the end of the second quarter of 2018, an increase of 2.1% compared to the previous quarter. Consumer loans reached Ch$1.64 trillion, up 2.6% compared the previous quarter and 17.9% compared to the 12-month period. Residential mortgage loans reached Ch$3.77 trillion at the end of the second quarter of 2018, an increase of 1.9% compared to the previous quarter and of 8.2% compared to the 12-month period ended.

Wholesale loan portfolio increased 1.8% in the second quarter of 2018, totaling Ch$10.80 trillion showing favorable domestic and international tailwinds that aids a stronger activity start in Chile. Despite this recovery in our growth pace, we are still lagging compared to the market average growth after decreasing our corporate loan book mainly driven by market conditions but also seeking for reductions in our porfolio concentrations in the last quarters.

The economic activity recovery (4.7% growth in the first five months of the year vs. -0.1% in the equivalent 2017 period) is promising and consistent with improving labor market data, optimistic private sentiment, low inflation and an expansionary monetary policy.

Rising imports of capital goods and wholesale purchases of building materials is consistent with the expected construction and overall recovery. Meanwhile, rising global tensions could impact external demand, curb copper prices and affect chile's small open economy.

Meanwhile, slower growth of wages could limit consumption growth ahead. Strong growth and the recent weakening of the currency mean lower risks for inflation convergence to the target. We believe the central bank would start its monetary policy normalization process at the end of this year (rather than in early 2019 as expected until recently).

Next year we still see four rate hikes, taking the policy rate to 3.75% (3.5% previously). Overall, we see growth of 3.8% for 2018, a notable pickup from the 1.5% posted last year, with 2Q'18 growth of around 5% (4.2% in 1Q'18).

Itaú CorpBanca 27

Management Discussion & Analysis | Income Statement Analysis
Itaú

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pa ges 17 and 18:

In Ch$ million	2Q18 Nominal Currency	2Q18 Exchange Rate Effect[1]	2Q18 Constant Currency	1Q18 Nominal Currency	1Q18 Exchange Rate Effect[1]	1Q18 Constant Currency	% Change in Constant Currency	2Q17 Nominal Currency	2Q17 Exchange Rate Effect[1]	2Q17 Constant Currency	% Change in Constant Currency
Net interest income	71,807	(1,016)	72,823	63,821	(3,340)	67,161	8.4%	55,966	369	55,597	31.0%
Net fee and commission income	8,194	(106)	8,300	6,157	(311)	6,468	28.3%	10,036	115	9,921	-16.3%
Total financial transactions, net	3,051	(47)	3,098	5,183	(300)	5,483	-43.5%	23,561	147	23,414	-86.8%
Other operating income, net	(541)	(8)	(533)	(213)	(9)	(204)	161.1%	(1,797)	(22)	(1,775)	-70.0%
Net operating profit before loan losses	**82,511**	**(1,177)**	**83,688**	**74,948**	**(3,960)**	**78,908**	**6.1%**	**87,766**	**610**	**87,156**	**-4.0%**
Provision for loan losses	(31,938)	442	(32,380)	(29,169)	1,588	(30,757)	5.3%	(31,404)	(82)	(31,322)	3.4%
Net operating profit	**50,573**	**(736)**	**51,309**	**45,779**	**(2,372)**	**48,151**	**6.6%**	**56,362**	**528**	**55,834**	**-8.1%**
Operating expenses	(49,409)	684	(50,093)	(47,883)	2,522	(50,404)	-0.6%	(51,565)	(404)	(51,160)	-2.1%
Operating income	**1,164**	**(51)**	**1,215**	**(2,104)**	**149**	**(2,253)**	**-**	**4,797**	**124**	**4,673**	**-74.0%**
Income from investments in other companies	(8)	0	(8)	1,248	(40)	1,288	-	688	9	679	-
Income before taxes	**1,156**	**(51)**	**1,207**	**(856)**	**109**	**(965)**	**-**	**5,485**	**133**	**5,352**	**-77.4%**
Income tax expense	2,984	(30)	3,014	4,519	(225)	4,744	-36.5%	2,729	37	2,692	12.0%
Net income	**4,140**	**(81)**	**4,221**	**3,664**	**(116)**	**3,779**	**11.7%**	**8,214**	**169**	**8,044**	**-47.5%**
(-) Minority interests	**(1,391)**	**27**	**(1,419)**	**(1,230)**	**39**	**(1,268)**	**11.8%**	**(2,768)**	**(57)**	**(2,711)**	**-47.7%**
(-) Cost of associated hedge positions in Chile	**(1,168)**	**-**	**(1,168)**	**(3,665)**	**-**	**(3,665)**	**-68.1%**	**(4,136)**	**-**	**(4,136)**	**-71.8%**
Net Income Attributable to Shareholders	**1,581**	**(53)**	**1,634**	**(1,231)**	**(77)**	**(1,154)**	**-**	**1,310**	**112**	**1,198**	**36.4%**

In Ch$ million	6M18 Nominal Currency	6M18 Exchange Rate Effect[1]	6M18 Constant Currency	6M17 Nominal Currency	6M17 Exchange Rate Effect[1]	6M17 Constant Currency	% Change in Constant Currency
Net interest income	135,628	(4,356)	139,984	109,534	667	108,867	28.6%
Net fee and commission income	14,351	(417)	14,768	20,020	191	19,829	-25.5%
Total financial transactions, net	8,234	(348)	8,582	41,939	349	41,590	-79.4%
Other operating income, net	(754)	(17)	(737)	(5,292)	(92)	(5,200)	-85.8%
Net operating profit before loan losses	**157,459**	**(5,138)**	**162,597**	**166,201**	**1,116**	**165,085**	**-1.5%**
Provision for loan losses	(61,107)	2,030	(63,137)	(69,009)	(355)	(68,654)	-8.0%
Net operating profit	**96,352**	**(3,108)**	**99,460**	**97,192**	**761**	**96,431**	**3.1%**
Operating expenses	(97,291)	3,206	(100,498)	(101,483)	(722)	(100,761)	-0.3%
Operating income	**(939)**	**98**	**(1,038)**	**(4,291)**	**39**	**(4,330)**	**-76.0%**
Income from investments in other companies	1,240	(40)	1,280	877	15	862	48%
Income before taxes	**301**	**59**	**242**	**(3,414)**	**54**	**(3,468)**	**-**
Income tax expense	7,504	(255)	7,758	7,452	146	7,307	6.2%
Net income	**7,804**	**(196)**	**8,000**	**4,039**	**200**	**3,839**	**108.4%**
(-) Minority interests	**(2,621)**	**66**	**(2,687)**	**(1,350)**	**(67)**	**(1,283)**	**109.4%**
(-) Cost of associated hedge positions in Chile	**(4,833)**	**-**	**(4,833)**	**(9,266)**	**-**	**(9,266)**	**-47.8%**
Net Income Attributable to Shareholders	**350**	**(130)**	**481**	**(6,578)**	**133**	**(6,711)**	**-**

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2232 per COP as of June 30, 2018.

Itaú CorpBanca
28

Management Discussion & Analysis | Income Statement Analysis

Net Interest Income

In the second quarter of 2018, the Net Interest Income totaled Ch$72,823 million, an 8.4% increase compared to the previous quarter.

Compared to the same period of the previous year, the Net Interest Income increased 31.0%.

In Ch$ million, end of period	2Q18	1Q18	change		2Q17	change	
Net Interest Income	72,823	67,161	5,663	8.4%	55,597	17,227	31.0%
Interest Income	138,854	137,257	1,597	1.2%	144,311	(5,457)	-3.8%
Interest Expense	(66,031)	(70,096)	4,065	-5.8%	(88,715)	22,684	-25.6%
Average Interest-Earning Assets	6,528,075	6,402,241	125,833	2.0%	6,291,013	237,062	3.8%
Net Interest Margin	4.51%	4.29%		23 bp	3.56%		95 bp

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2232 per COP as of June 30, 2018.

2Q18 versus 1Q18

Our Net Interest Income in the second quarter of 2018 presented an increase of Ch$5,663 million, or 8.4% when compared to the first quarter of 2018. This increase is explained by a higher volume of interest earning assets and an improvement in our spreads due to the marginal reduction in funding costs as the monetary policy rate continued to decrease, partly offset by a lower accrual period, with one calendar day less when compared to the previous quarter.

As a consequence of these effects, our Net Interest Margin presented an increase of 23 basis points to 4.51% in the quarter.

2Q18 versus 2Q17

When compared to the second quarter of 2017, our Net Interest Income increased Ch$17,227 million, or 31.0%. This is explained by a higher volume of interest earning assets and an improvement in our spreads due to the marginal reduction in funding costs as the monetary policy rate as previously mentioned. As a consequence, our Net Interest Margin presented a 95 basis points increase when compared to the second quarter of 2017.

Quarterly change of the Net Interest Income (Ch$ Billion)


67
3
1
2
-1
73
1Q'18
Volume
Interest Yield
Mix
Calendar days
2Q'18

Yearly change of the Net Interest Income (Ch$ Billion)


56
9
9
-0
-
73
2Q'17
Volume
Interest Yield
Mix
Calendar days
2Q'18

Itaú CorpBanca 29

Management Discussion & Analysis | Income Statement Analysis

Credit Quality

Net Provision for Loan Losses

In Ch$ million	2Q18	1Q18	change		2Q17	change		6M18	6M17	change	
Provision for loan Losses	(34,965)	(33,257)	(1,708)	5.1%	(34,963)	(2)	0.0%	(68,222)	(73,603)	5,381	-7.3%
Recoveries of loans written-off as losses	2,585	2,500	85	3.4%	3,641	(1,056)	-29.0%	5,085	4,949	137	2.8%
Net Provision for Loan Losses	**(32,380)**	**(30,757)**	**(1,623)**	**5.3%**	**(31,322)**	**(1,058)**	**3.4%**	**(63,137)**	**(68,654)**	**5,517**	**-8.0%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2232 per COP as of June 30, 2018.

In the second quarter of 2018, net provision for loan losses (provision for loan losses net of recovery of loans written-off as losses) totaled Ch$32,380 million, a 5.3% increase from the previous quarter due to an increase in the provision for loan losses.

Provision for loan losses increased 5.1% compared to the previous quarter mainly due to higher provision requirements in all segments. The recovery of loans written-off as losses increased by Ch$85 million or 3.4% from the first quarter of 2018.

Net Provision for Loan Losses and Loan Portfolio


4.2
3.9
3.0
2.7
2.2
2.5
2.0
2.6
2.7
57,303
54,079
53,032
49,194
30,570
28,347
37,663
35,352
38,640
37,332
34,963
31,322
26,725
25,241
33,257
30,757
34,965
32,380
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
Provision from Loan Losses (Ch$ million)
Net provision for Loan Losses (Ch$ million)
Net provision from Loan Losses / Loan portfolio* - Annualized (%)

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2232 per COP as of June 30, 2018.

At the end of the second quarter of 2018, our provision for loan losses over loan portfolio was 2.7%, an increase of 10 basis points compared to the previous quarter and an increase of 20 basis points compared to the second quarter of last year.

Allowance for Loan Losses and Loan Portfolio


4.81
5.26
5.21
5.41
5.27
5.28
5.83
6.40
6.02
247,454
265,657
266,367
264,609
275,420
264,654
295,543
302,057
289,694
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
Allowances for loan losses (Ch$ million) - Colombia
Allowances for loan losses / Loan portfolio (%)

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2232 per COP as of June 30, 2018.

As of June 30, 2018, the loan portfolio increased by 1.4% in constant currency compared to March 31, 2018, reaching Ch$4.92 trillion, whereas the allowance for loan losses decreased 4.1% in the quarter, totaling Ch$289,694 million. The ratio of allowance for loan losses to loan portfolio went down from 6.40% as of March 31, 2018 to 6.02% as of June 30, 2018.

Itaú CorpBanca

30

Management Discussion & Analysis | Income Statement Analysis
Itaú

Delinquency Ratios

Non-Performing Loans


Ch$ million
312,155
334,997
352,700
377,517
383,973
414,355
462,015
487,307
487,163
75,802
100,404
102,374
92,944
103,652
120,606
135,699
139,301
142,354
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Non-performing Loans over 90 days - Total
Non-performing Loans over 90 days - Colombia

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2232 per COP as of June 30, 2018.

The portfolio of credits 90 days overdue increased 2.2% in the second quarter of 2018 compared to previous quarter and increased 37.3% compared to same period of the previous year, driven by an increase in NPLs of consumer and commercial loans 90 days overdue.

NPL Ratio (%) | over 90 days


1.47
1.95
2.04
1.85
2.04
2.42
2.79
2.87
2.89
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Colombia

The NPL ratio of credits 90 days overdue increased 2 basis points in the second quarter of 2018 compared to the previous quarter, and reached 2.89% by the end of June 2018. Compared to the same period of 2017, the ratio increased 85 basis points, mainly due to the increase in delinquency rates of mortgage loans.

NPL Ratio (%) by Segments | over 90 days


1.75%
1.47%
1.45%
1.42%
2.09%
2.03%
1.95%
1.49%
2.23%
2.04%
2.00%
1.49%
2.16%
1.94%
1.85%
1.45%
2.59%
2.06%
2.04%
1.69%
2.92%
2.56%
2.42%
1.75%
3.62%
2.91%
2.79%
1.99%
4.12%
2.87%
2.85%
2.23%
4.55%
2.89%
2.84%
2.06%
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
Commercial
Mortgage
Consumer
Total

In June 2018, the NPL ratio over 90 days for consumer loans decreased from 2.23% to 2.06%. On the other hand, the NPL ratio for mortgage loans increased by 43 basis points (from 4.12% to 4.55%) from the previous quarter.

The NPL ratio decreased by 1 basis point for commercial loans from 2.85% to 2.84% compared to March 31, 2018 reflecting corporate customers more stabilized credit quality.

Coverage Ratio (%) | 90 days


326
265
260
285
266
219
218
217
204
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Colombia

As of June 30, 2018, the 90-day coverage ratio reached 204%, a decrease of 13 percentage points compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio decreased 62 percentage points.

It is important to note that we maintain a high coverage for the Colombian loan portfolio given that the regulatory criteria that we have to follow for that portfolio -for consolidation purposes only- is to apply the most conservative provisioning rule between Chile and Colombia.

Itaú CorpBanca
31

Management Discussion & Analysis | Income Statement Analysis

Itaú

Loan Portfolio Write-Off


3.93
2.63
2.87
1.86
1.39
2.59
2.01
0.89
0.73
23.8
17.6
34.0
36.1
11.1
32.7
8.9
24.1
48.0
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
Write-off (Ch$ billion) - Colombia
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters.

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2232 per COP as of June 30, 2018.

In the second quarter of 2018, the loan portfolio write-off totaled Ch$48.0 billion, a 99.2% increase compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 3.93%, a 1.92 percentage points increase compared to the first quarter of 2018.

Recovery of Loans Written-off as Losses


Ch$ million
2,223
2,311
3,225
1,308
3,641
1,485
3,838
2,500
2,585
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
Recovery of Loan Written-off as Losses (Ch$ million) - Colombia

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2232 per COP as of June 30, 2018.

In this quarter, income from recovery of loans written-off as losses increased Ch$85 million, or 3.4%, from the previous quarter.

In the second quarter of 2018, the income from recovery of loans written-off as losses decreased by Ch$1,056 million or 29% compared to the same period of the previous year.

NPL Creation


Ch$ billion
26.4
42.2
35.9
26.7
21.8
49.7
24.0
27.7
51.1
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
Colombia

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2232 per COP as of June 30, 2018.

In the second quarter of 2018, NPL Creation, reached Ch$51.1 billion up 84.5% compared to the previous period.

NPL Creation Coverage


110
86
170
132
209
54
307
96
63
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
Colombia (%)

In the second quarter of 2018, total NPL Creation coverage reached 63%, down 33 percentage points compared to the previous quarter. This means that the provision for loan losses in the quarter was higher than NPL Creation. The trend shown since 2Q16 reflects that our portfolio is more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Itaú CorpBanca

32

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the second quarter of 2018, commissions and fees amounted to Ch$8,300 million, an increase of 28.3% from the previous quarter driven by higher financial advisory fees; asset management and brokerage fees; and credit and financial transactions fees.
- Compared to the second quarter of 2017, these revenues decreased 16.3%, driven by a decrease in credit and financial transactions fees.

In Ch$ million	2Q18	1Q18	change		2Q17	change		6M18	6M17	change	
Credit & financial transactions fees	3,935	3,492	443	12.7%	6,309	(2,374)	-37.6%	7,427	12,594	(5,166)	-41.0%
Asset management & brokerage fees	3,411	2,859	552	19.3%	2,603	808	31.0%	6,270	5,731	539	9.4%
Insurance brokerage	-	-	-	-	-	-	-	-	-	-	-
Financial advisory & other fees	954	118	836	710.1%	1,009	(55)	-5.4%	1,071	1,504	(433)	-28.8%
Total Net Fee and Commission Income	**8,300**	**6,468**	**1,831**	**28.3%**	**9,921**	**(1,621)**	**-16.3%**	**14,768**	**19,829**	**(5,061)**	**-25.5%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2232 per COP as of June 30, 2018.

Total Financial Transactions, net

Highlights

- In the second quarter of 2018, total financial transactions and foreign exchange profits amounted to Ch$3,098 million, a 43.5% decrease from the previous quarter reflecting a depreciation of 4.76% of the Colombian peso against the U.S. dollar impacting foreign exchange swaps and forward derivatives. Compared to the second quarter of 2017, these revenues also decreased 86.8% due to a losses in foreign exchange transactions.

In Ch$ million	2Q18	1Q18	change		2Q17	change		6M18	6M17	change	
Trading and investment income:											
Trading investments	(2,413)	439	(2,852)	-	9,670	(12,083)	-	(1,975)	27,141	(29,116)	-
Trading financial derivatives contracts	24,597	(23,891)	48,488	-	(334)	24,931	-	706	(1,031)	1,736	-
Other	310	2,034	(1,724)	-84.7%	6,844	(6,533)	-95.5%	2,345	7,449	(5,105)	-68.5%
Net income from Financial Operations	**22,494**	**(21,418)**	**43,912**	-	**16,180**	**6,314**	**39.0%**	**1,076**	**33,560**	**(32,484)**	**-96.8%**
Foreign exchange transactions:											-
Net results from foreign exchange transactions	(19,396)	26,899	(46,295)	-	7,234	(26,630)	-	7,504	8,014	(511)	-6.4%
Revaluations of assets and liabilities denominated in foreign currencies	-	-	-	-	-	-	-	-	-	-	-
Net results from accounting hedge derivatives	-	2	(2)	-100.0%	-	-	-	2	16	(13)	-86.2%
Foreign Exchange Profit (loss), net	**(19,396)**	**26,902**	**(46,297)**	-	**7,234**	**(26,630)**	-	**7,506**	**8,030**	**(524)**	**-6.5%**
Net Total Financial Transactions Position	**3,098**	**5,483**	**(2,385)**	**-43.5%**	**23,414**	**(20,316)**	**-86.8%**	**8,582**	**41,590**	**(33,008)**	**-79.4%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2232 per COP as of June 30, 2018.

Itaú CorpBanca 33

Management Discussion & Analysis | Income Statement Analysis

Operating Expenses

Highlights

- Operating expenses totaled Ch$50,093 million in the second quarter of 2018, a 0.6% decrease when compared to the first quarter of 2018. This decrease is explained mainly by lower administrative expenses influenced by lower general expenses such us insurance policies.
- When compared to the second quarter of 2017, operating expenses decreased 2.1% also due to lower administrative expenses, particularly data processing costs.

In Ch$ million	2Q18	1Q18	change		2Q17	change		6M18	6M17	change	
Personnel expenses	(22,406)	(22,220)	(186)	0.8%	(21,263)	(1,144)	5.4%	(44,626)	(42,974)	(1,652)	3.8%
Administrative expenses	(24,322)	(25,077)	756	-3.0%	(26,941)	2,619	-9.7%	(49,399)	(51,938)	2,539	-4.9%
Personnel and Administrative Expenses	**(46,728)**	**(47,297)**	**570**	**-1.2%**	**(48,203)**	**1,476**	**-3.1%**	**(94,025)**	**(94,912)**	**888**	**-0.9%**
Depreciation, amortization and impairment	(3,366)	(3,107)	(259)	8.3%	(2,957)	(408)	13.8%	(6,473)	(5,849)	(624)	10.7%
Total Operating Expenses	**(50,093)**	**(50,404)**	**311**	**-0.6%**	**(51,160)**	**1,067**	**-2.1%**	**(100,498)**	**(100,761)**	**263**	**-0.3%**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2232 per COP as of June 30, 2018.

Personnel Expenses

Personnel expenses totaled Ch$22,406 million in the second quarter of 2018, a 0.8% increase when compared to the first quarter of 2018 driven by higher performance bonuses provisions partly offset by lower severance costs.

When compared to the second quarter of 2017, personnel expenses increased 5.4% due to higher severance costs, as well as higher compensation expenses.

Number of Employees

The total number of employees considering Itaú (Panamá) was 3,533 at the end of the second quarter of 2018 compared to 3,561 in the first quarter of 2018 and 3,652 at the end of the second quarter of 2017, a 3.3% reduction in headcount in a 12-month period ended.


3,716
3,721
3,727
3,650
3,652
3,688
3,644
3,561
3,533
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Colombia

Administrative Expenses

Administrative expenses amounted to Ch$24,322 million in the second quarter of 2018, a 3.0% decrease when compared to the previous quarter. This decrease was influenced by lower general expenses such us insurance policies.

When compared to the second quarter of 2017, there is a 9.7% decrease, especially due to lower third-party service expense and data processing.

Depreciation and Amortization

Depreciation and amortization expenses totaled Ch$3,366 million in the second quarter of 2018, an 8.3% increase when compared to the first quarter of 2018 and a 13.8% increase when compared to the second quarter of 2017.

Itaú CorpBanca 34

 Efficiency Ratio and Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk -adjusted efficiency ratio, which includes the result from loan losses. Note: Managerial resul ts for Colombia are expressed i n constant currency i n order to eliminate the impact of the foreign exchange rate variati on, thus all fi gures from each of the periods analyzed were converted i nto Chil ean peso at a single foreign exchange rate: Ch$0.2232 per COP as of June 30, 2018. Risk-Adjusted Efficiency Ratio = Operating Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Result from Loan Losses Net Interest Income + Net Fee and Commission Income + Total Financial Transactions, net + Other Operating Income, net Efficiency Ratio In the second quarter of 2018, the efficiency ratio reached 59.9%, an improve-ment of 4.0 percentage points when compared to the first quarter of 2018. This trend was mainly due to higher net operating profit before loan losses of 6.1%, and at the same time, lower operating expenses of 0.6%. When compared to the second quarter of 2017, the efficiency ratio deteriorated by 1.2 percentage points, mostly explained by the 4.0% decrease in net opera-ting profit before loan losses. Net Operating Profit Before Loan Losses Distribution Risk-Adjusted Efficiency Ratio The risk-adjusted efficiency ratio, which also includes the result from loan los-ses, reached 98.5% in the second quarter of 2018, an improvement of 4.4 per-centage points compared to the previous quarter, as a result of higher net ope-rating profit before loan losses during the period of 6.1%. When compared to the second quarter of 2017, the risk-adjusted efficiency ratio deteriorated by 3.9 percentage points mainly due to the decrease in net opera-ting profit before loan losses of 4.0% and the increase of provisions for loans loan losses of 3.4% partly compensated by a 2.1% decrease in operating ex-penses. The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result fro m loan losses.

 Distribution Network Points of Service in ColombiaAutomated Teller Machines (ATMs) | Colombia Our distribution network provides integrated financial services and pro-ducts to our customers through diverse channels, including ATMs, branch offices, internet banking and telephone banking. By the end of the second quarter of 2018, the number of ATMs totaled 174 in Colombia. Additionally, our customers had access to over 15,700 ATMs in Colombia through Colombia’s financial institutions. Branches | Colombia and Panamá As of June 30, 2018 we had 163 branches, in both Colombia and Pana-ma under the brand “Itaú”. As part of our integration process, in the second quarter of 2017 we have introduced the “Itaú” brand completing the rebranding of the Helm’s branch network in May 2017. As part of our integration process, in the second quarter of 2017 we have introduced the “Itaú ” brand completing the rebranding of the Helm’s branch network in May 2017. Additionally, in the third quarter of 2017 we started the branch network migration with a pilot test. The process has continued with 77% braches migrated by fourth quarter 2017. The branch migration was completed in January 2018, earlier than expected.

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlight

- Excluding the effect of the foreign exchange variation, at the end of the second quarter of 2018, the Colombian portfolio increased 1.4% and reached Ch$4.9 trillion when compared to the previous quarter and decreased 3.3% during the 12-month period ended.

Credit Portfolio by Products

In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented in the following table:

In Ch$ million, end of period	2Q18	1Q18	change	2Q17	change
Wholesale lending - Colombia	**3,356,653**	**3,267,290**	**2.7%**	**3,438,988**	**-2.4%**
Commercial loans	2,848,653	2,755,105	3.4%	2,893,857	-1.6%
Current account overdrafts	24,672	19,708	25.2%	23,710	4.1%
Leasing and factoring	470,679	479,452	-1.8%	507,693	-7.3%
Other loans and receivables	12,649	13,025	-2.9%	13,727	-7.9%
Retail lending - Colombia	**1,564,954**	**1,587,360**	**-1.4%**	**1,649,473**	**-5.1%**
Residential Mortgage loans	**592,355**	**574,852**	**3.0%**	**535,150**	**10.7%**
Housing leasing	317,246	310,160	2.3%	298,484	6.3%
Other mortgage loans	275,109	264,692	3.9%	236,666	16.2%
Consumer loans	**972,599**	**1,012,508**	**-3.9%**	**1,114,323**	**-12.7%**
Consumer loans payments	788,736	821,781	-4.0%	900,787	-12.4%
Current account overdrafts	3,299	3,641	-9.4%	4,237	-22.1%
Credit card debtors	111,049	112,138	-1.0%	120,491	-7.8%
Leasing consumer	8,469	9,904	-14.5%	14,167	-40.2%
Other loans and receivables	61,046	65,045	-6.1%	74,640	-18.2%
TOTAL LOANS	**4,921,607**	**4,854,650**	**1.4%**	**5,088,461**	**-3.3%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2232 per COP as of June 30, 2018.

Our retail loan portfolio reached Ch$1.56 trillion at the end of the second quarter of 2018, a decrease of 1.4% compared to the previous quarter. Consumer loans reached Ch$972.6 billion, down 3.9% compared the previous quarter and 12.7% compared to the 12-month period ended. Residential mortgage loans reached Ch$592.4 billion at the end of the second quarter of 2018, an increase of 3.0% compared to the previous quarter and of 10.7% compared to the 12-month period ended.

On the other hand, wholesale loan portfolio increased 2.7% in the second quarter of 2018, totaling Ch$3.36 trillion.

Recovering industrial production, retail sales and consumer confidence, alongside the evolvement of inflation (which has stabilized slightly above the 3% target), diminished the appeal of additional monetary easing.

The central bank will likely maintain a slightly expansionary interest rate for the time being, as it continues to evaluate the activity recovery and inflation outlook. With political uncertainty cleared and oil prices rebounding, confidence levels are recovery with consumers now holding an optimistic outlook following a 27-month pessimistic spell amid the previous oil price collapse and subsequent economic slowdown.

The recovery in the labor market is lagging the confidence and activity rebound. Self-employment is currently the key job creator, so for the consumption recovery to persist we need to see some improvement in the labor market dynamics (formal salaried job growth).

In the 2Q'18, activity will likely rise around 2.2%-2.5% (2.8% in 1Q'18). For the full year we expect a growth of to 2.5% (from 1.8% in 2017), with risks tilted to the upside. Private consumption is expected to exceed the 1.8% recorded last year, returning to the 2.5% - 3.0% range.

Itaú CorpBanca 37

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Assets

In Ch$ million, end of period	2Q18	1Q18	change	2Q17	change
Cash and deposits in banks	1,036,516	994,862	4.2%	1,161,352	-10.7%
Cash items in process of collection	644,703	628,724	2.5%	338,965	90.2%
Trading investments	37,554	23,513	59.7%	378,077	-90.1%
Investments under resale agreements	118,108	177,991	-33.6%	127,533	-7.4%
Financial derivatives contracts	1,223,978	1,204,332	1.6%	1,186,030	3.2%
Interbank loans, net	111,259	58,378	90.6%	781,358	-85.8%
Loans and accounts receivable from customers, net of loan loss allowances	20,452,875	19,923,231	2.7%	20,378,935	0.4%
Available-for-sale investments	2,929,029	2,780,391	5.3%	1,723,604	69.9%
Held-to-maturity investments	282,366	309,086	-8.6%	213,277	32.4%
Investments in associates and other companies	10,782	10,642	1.3%	19,900	-45.8%
Intangible assets	1,637,750	1,622,336	1.0%	1,632,402	0.3%
Property, plan and equipment	124,527	125,266	-0.6%	126,653	-1.7%
Current taxes	143,582	243,405	-41.0%	222,073	-35.3%
Deferred taxes	165,529	169,723	-2.5%	322,352	-48.6%
Other assets	412,280	461,616	-10.7%	349,042	18.1%
Total Assets	**29,330,838**	**28,733,496**	**2.1%**	**28,961,553**	**1.3%**

At the end of the second quarter of 2018, our assets totaled Ch$29.3 trillion, an increase of Ch$ 597.3 billion or 2.1% from the previous quarter mainly driven by an increase in our loan portfolio as presented below:


Ch$ billion
42
96
136
53
538
(259)
597
Cash and deposits in banks
Derivatives and Repos
Securities Investment portfolio*
Interbank loans, net
Loan portfolio, net
Total other assets**
Assets Change Jun-18 - Mar-18

Compared to the previous year, total assets increased by Ch$369.3 billion or 1.3% increase. The main changes are presented below:


Ch$ billion
(125)
963
934
(670)
74
(806)
369
Cash and deposits in banks
Derivatives and Repos
Securities Investment portfolio*
Interbank loans, net
Loan portfolio, net
Total other assets**
Assets Change Jun-18 - Jun-17

* **Securities investment portfolio: Trading investments, available-for-sale investments, held-to-maturity investments**

** Total other assets: Cash items in process of collection, investments under resale agreements, financial derivatives contracts, investments in associates and other companies, intangible assets, property, plant and equipment, current taxes, deferred taxes and other assets.

Asset Breakdown
June 30, 2018

Ch$ 29.3 billion

▲ 2.1% (vs. Mar-18)

▲ 1.3% (vs. Jun-17)


5.6%
0.4%
4.2%
2.8%
11.1%
3.9%
72.1%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 22.5 billion

▲ 2.2% (Jun-18 vs. Mar-18)

▲ 2.1% (Jun-18 vs. Jun-17)

Ch$ 6.8 billion

▲ 1.7% (Jun-18 vs. Mar-18)

▼ -1.4% (Jun-18 vs. Jun-17)


Ch$ billion
30,713
30,146
29,106
28,978
28,962
29,137
28,061
28,733
29,331
24%
26%
25%
26%
24%
24%
22%
23%
23%
76%
74%
75%
74%
76%
76%
78%
77%
77%
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Chile
Colombia

Itaú CorpBanca

38

 Liabilities The main changes in liabilitie s a t the end of the se cond quarter of 2018, compared to the previous quarter, are presented in the chart below: Compared to the previous year, the main changes in liabilities are highlighted as follows: Ch $ b i ll i onCh $ b i ll i on * Total other liabilities: Financial derivatives contracts, deposits and other demand liabilities, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities, capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest. Tangible Equity Breakdown The chart below shows the calculation of the tangible Shareholders Equity or “Managerial Equity” which we use to determine the Recurring RoTAE. 2Q18 Average Balance (Ch$ billion)

 Credit Portfolio Highlights  By the end of the second quarter of 2018, our total credit portfolio reached Ch$21.1 trillion, increasing 2.5% from the previous quarter and 0.6% from the same period of the previous year. The increase was led by both higher wholesale and retail loans in Chile and also by an increase in wholesale loans in Colombia.  In constant currency, total loans in Colombia increased 1.4% in the second quarter of 2018 and decrease 3.3% in the 12-month period ended. The increased in 2Q18 was driven by wholesale lending (2.7%) which was partly offset by a 3.9% decrease in consumer loans in the period. (See details on page 38) Loan Portfolio - Breakdown Ch $ b i ll i on As of June 30, 2018, Ch$7,385 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion increased 6.5% in this quarter, mainly due to the 4.6% nominal increase in our loan portfolio in Colombia which for consolidation purposes is considered a foreign currency.

Management Discussion & Analysis | Balance Sheet

NPL Ratio (90 days overdue) by segment

By the end of the second quarter of 2018, our total consolidated NPL ratio for operations 90 days overdue reached 2.30%, a decrease of 6 basis points from the previous quarter and of 47 basis points from the same period of 2017.

The NPL ratio decreased by 3 basis points for commercial loans from 2.48% to 2.45% compared to the previous quarter. The NPL ratio for mortgage loans and consumer loans also decreased by 5 basis points from 2.23% to 2.18% and by 23 basis points from 1.94% to 1.71%, respectively, in the quarter.

The NPL ratio decreased by 3 basis points for commercial loans from 2.48% to 2.45% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 2.08% almost flat compared to first quarter of 2018.


2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

Funding

Highlights

- Total funding, including interbank deposits, amounted to Ch$23.4 trillion by the end of the second quarter of 2018, a 2.1% increase compared to the previous quarter. This trend is consistent with our growth pace in our commercial activity.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. The funding structure in the period of time analyzed in this report has changed seeking for a longer tenor maturity and diversification.
- In this context, Itaú CorpBanca successfully placed US$1,083 million senior bonds in the local market in the last 12-month period, from which 54% was during 2018 (US$588 million). The latter compares with US$955 million and US$1,584 million issuances for full years 2016 and 2017. Bonds issuance strategy is seeking for longer maturity tenor and maintaining comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds. The terms of the bonds issued during the last 12-month period are set forth in the chart below.

In Ch$ million, end of period	2Q18	1Q18	change	2Q17	change
Deposits and other demand liabilities	4,148,966	4,113,471	0.9%	4,355,763	-4.7%
Time deposits and saving accounts	9,888,226	10,126,911	-2.4%	9,957,387	-0.7%
Investments sold under repurchase agreements	1,008,074	581,240	73.4%	554,993	81.6%
Letters of credit	60,326	63,983	-5.7%	76,651	-21.3%
Bonds	4,900,639	4,630,491	5.8%	5,229,423	-6.3%
Subordinated bonds	1,060,042	1,037,149	2.2%	1,085,294	-2.3%
Interbank borrowings	2,346,109	2,364,556	-0.8%	2,073,996	13.1%
Other financial liabilities	10,885	14,214	-23.4%	16,518	-34.1%
Total Funding	**23,423,267**	**22,932,015**	**2.1%**	**23,350,025**	**0.3%**

Our strategy of diversification also includes two syndicated loans, one for US$465 million maturing in April 2020 and a US$200 million AB Loan led by IFC (a 5-year tenor for the A Loan and a 3-year tenor for the B Loan, maturing in December 2020 and December 2018, respectively).


Bonds in CLP & UF (expressed in USD mn)
8 bp
7 bp
5 bp
5 bp
7 bp
5 bp
4 bp
9 bp
2 bp
6 bp
126
126
42
46
154
84
103
210
108
84

Itaú CorpBanca
41

 Balance Sheet by Currency Assets | June 30, 2018 Liabilities | June 30, 2018 * Consoli dated data not only consi ders Chile and Col ombi a but also adj ustments rel ated to i ntercompany and mi nori ty sharehol d ers.

 Solvency Ratios Ratios (%) Minimum Capital RequirementQuarterly Evolution of the Regulatory Capital Ratio Our minimum capital requirements follow the rules disclosed by the SBIF, which implement the Basel I capital requirements stan -dards in Chile. These requirements are expressed as ratios of avai -lable capital - stated by the Referential Equity, or of Total Capital, compo-sed of Tier I Capital and Tier II Capital - and the risk -weighted as-sets, or RWA. Minimum total capital requirement corresponds to 10.0%. Itaú CorpBanca will target a capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia. As of May 31, 2018, the last public information published by the SBIF, the average regulatory capital ratio of the three largest private banks in Chile was 13.3%. At the end of second quarter of 2018 our Regulatory Capital Ratio reached 14.3%, stable compared to the first quarter of 2018. The increase in both core capital -due to higher net income - and subor-dinated bonds -driven by a positive exchange rate (UF and COP) - was offset by the increase in RWA explained by a loan growth in all three segments (commercial, mortgage and consumer) in the period.

 Additional Information Management Discussion & Analysis

 (This page was intentionally left blank)

Management Discussion & Analysis | Our Shares

Our Shares

Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange (**ITAUCORP**). Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$3.3 trillion | **US$5.0** billion

Sell-side ratings

2	7	1
Buy	Hold	Sell

Source: Bloomberg.

Average daily traded volumes 12-month ended June 30, 2018 (US$ million)


4.96
0.53
5.49
Santiago
NY
Total

Corporate Structure Chart


ITAÚ CORPBANCA
Total shares: 512,406,760,091 (100%)
Itaú Unibanco
36.06%
Saieh Family[1]
30.65%
IFC
3.32%
Others
29.97%
Securities Brokerage 10.89%
ADRs Holders and Foreign Investors 8.36%
Asset Managers 3.47%
Santo Domingo Group 1.92%
Insurance Companies 1.02%
AFPs 0.78%
Other minority shareholders 3.53%

1- Includes 182,125,023 shares owned by Cía. Inmobiliaria y de Inversiones Saga SpA that are under custody.

Strengths of our structure

- Itaú CorpBanca is controlled by Itaú Unibanco.
- Itaú Unibanco and CorpGroup appoint the majority of the board of directors.
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and CorpGroup shall vote together as a single block according to Itaú Unibanco recomendation.
- Professional and experienced management team.

Performance in the Capital Market

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 06/29/2018	**6.39**	**14.85**
Maximum price in the quarter	6.77	16.34
Average Price in the quarter	6.35	15.34
Minimum price in the quarter	5.60	14.50
Closing Price at 03/29/2018	**5.80**	**14.65**
Closing Price at 06/30/2017	**5.91**	**13.31**
Change in 2Q'18	**10.1%**	**1.4%**
Change in LTM	**8.0%**	**11.6%**
Average daily trading volume LTM (million)	**3,239.10**	**0.53**
Average daily trading volume in 2Q'18 (million)	**2,666.41**	**0.17**

Shareholder Base and Indicators	2Q18	1Q18	2Q17
Number of outstanding shares (million)	**512,406.8**	**512,406.8**	**512,406.8**
Recurring Diluted Earnings per share in the quarter (Ch$)	**0.127**	**0.098**	**0.097**
Accounting Diluted Earnings per share in the quarter (Ch$)	**0.113**	**0.083**	**0.126**
Recurring Diluted Earnings per ADR in the quarter (US$)	**0.291**	**0.243**	**0.218**
Accounting Diluted Earnings per ADR in the quarter (US$)	**0.260**	**0.207**	**0.285**
Book value per share in the quarter (Ch$)	**6.383**	**6.303**	**6.314**
Price* / Earnings (P/E)	**14.12**	**17.38**	**11.72**
Price*/ Tangible Book Value (P/B)	**1.71**	**1.59**	**1.63**

* Closing price on the last trading day of each period

Dividends

Itaú CorpBanca paid its annual dividend of **Ch$0.04484469 / share** in Chile on March 27, 2018. The dividend payout ratio was 40% of 2017 Net Income, equivalent to a dividend yield of 0.76%.

For purposes of capital requirements, annual dividends are provisioned at 30%. Dividend policy approved by shareholders in March 2017 in the Annual Shareholders Meeting is to distribute a final dividend of 100% of the annual net income net from the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the "Shareholders Agreement" whose terms are part of the "Transaction Agreement" executed on January 29, 2014.

The following table shows dividends per share distributed during the past five years:

Company	Charge to Fiscal Year	Year paid	Net Income (Ch$mn)	% Distributed	Dividend per Share (Ch$)
Banco Itaú Chile	2013	**2014**	87,723	0%	-
CorpBanca	2013	**2014**	155,093	57%	0.25973600
Banco Itaú Chile	2014	**2015**	85,693	31%	18,447.50
CorpBanca	2014	**2015**	226,260	50%	0.33238491
CorpBanca	Retained Earnings	**2015**	239,860	100%	0.70472815
Banco Itaú Chile	2015	**2016**	104,336	50%	36,387.38
CorpBanca	2015	**2016**	201,771	50%	0.29640983
CorpBanca	2015	**2016**	201,771	UF 124,105	0.00939188
Itaú CorpBanca	2016	**2017**	2,059	30%	0.001205475
Itaú CorpBanca	2017	**2018**	57,447	40%	0.044844689

Itaú CorpBanca 46

Management Discussion & Analysis | Ratings

Itaú

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú CorpBanca is rated by two worldwide recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor's Global Ratings ('Standard & Poor's' or 'S&P').

On June 21, 2018, **Moody's** affirmed 'A3/Prime-2' ratings taking into consideration our conservative risk management, and improving business prospects in Chile ('Aa3/Negative') and Colombia ('Baa2/Negative'), which will support the stabilization of asset quality and profitability following two years of below-peer-average performance. However, our ratings will remain constrained by low capitalization and could face downward pressure if our ongoing retail strategy implementation does not lead to higher profitability and lower dependence on wholesale funding.

The Outlook is 'Stable' reflecting our conservative risk management and improving business prospects in Chile and Colombia, which will support the stabilization in asset quality and profitability following two years of below-peer-average performance.

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Stable

On May 25, 2018, **Standard & Poor´s** affirmed our 'BBB+/A-2' ratings. Our ratings reflect our business scale and market participation in the Chilean financial system. S&P expects our results to gradually improve as our business strategy advances and credit provisioning recedes amid better credit conditions expected for 2018–2018 first quarter results already point in that direction. In addition, the bank had a sound regulatory capital level of 14.3% as of March 2018, above its target capital ratio. S&P forecasts that our risk-adjusted capital (RAC) ratio will average 6.0%-6.5% in the next two years. The ratings also reflect that our funding structure and availability are in line with the average for the industry, which underpin its comfortable liquidity levels. Since the merger, asset and liability management strategy has been to adjust funding costs while looking for a longer tenor maturity and a more diversified funding structure.

The Outlook 'Negative' over the next 24 months reflects the potential impact on our ratings if S&P revise their Banking Industry Country Risk Assessment (BICRA) on Chile to a weaker category. The revision could occur if lending and property prices increase and pressure economic imbalances, given Chile's already weakened external position. The latter led to a downgrade of Chile sovereign rating on July 13, 2017.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú CorpBanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Standard & Poor's Global Ratings Chile Clasificadora de Riesgo Ltda. ('Standard & Poor's Chile' or 'S&P Chile').

On April 3, 2018, **Feller Rate** affirmed local ratings in 'AA', reflecting a strong business profile, a strong risk profile, an adequate capital and liquidity position and a moderate generation capacity. The outlook was confirmed as 'Stable'.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

On July 6, 2018, **S&P Chile** upgraded our long-term issuer credit rating to 'clAA+' from 'clAA', our senior long-term debt to 'clAA+' from 'clAA' and our subordinated long-term debt to 'clAA' from 'clAA-' . At he same time, S&P Chile removed the 'CreditWatch Developing' assigned on June 28, 2018 following the release of its new National and Regional Scale Methodology and the subsequent recalibration of the correlation for the Chilean National Scale.

Our ratings reflect our business scale and market participation in the Chilean financial system. S&P Chile expects our results to gradually improve as our business strategy advances and credit provisioning recedes amid better credit conditions expected for 2018–2018 first quarter results already point in that direction. In addition, the bank had a sound regulatory capital level of 14.3% as of March 2018, above its target capital ratio. S&P Chile forecasts that our risk-adjusted capital (RAC) ratio will average 6.0%-6.5% in the next two years. The ratings also reflect that our funding structure and availability are in line with the average for the industry, which underpin its comfortable liquidity levels. Since the merger, asset and liability management strategy has been to adjust funding costs while looking for a longer tenor maturity and a more diversified funding structure.

The Outlook 'Negative' over the next 24 months reflects the potential impact on our ratings if S&P revise their Banking Industry Country Risk Assessment (BICRA) on Chile to a weaker category. The revision could occur if lending and property prices increase and pressure economic imbalances, given Chile's already weakened external position. The latter led to a downgrade of Chile sovereign rating on July 13, 2017.

Standard & Poor´s Chile	Rating
Long-term issuer credit rating	clAA+
Senior unsecured bonds	clAA+
Letter of credit	clAA+
Long-term deposits	clAA+
Subordinated bonds	clAA
Short-term deposits	clA-1+
Shares	1ª Clase Nivel 1
Outlook	Negative

Itaú CorpBanca

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into CorpBanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú CorpBanca’s management. There are risks and uncertainties that could cause actual results to differ mate-rially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and CorpBanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú CorpBanca or its controlling shareholders expect; (4) the business of Itaú CorpBanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú CorpBanca; and (6) Itaú CorpBanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú CorpBanca’s manage-ment. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú CorpBanca’s financial results is included from time to time in the “Risk Factors” section of Itaú CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CFO. Itaú CorpBanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Claudia Labbé Head of Investor Relations. Itaú CorpBanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl Nicolas Bornozis President. Capital Link New York. USA Phone: (212) 661-7566 nbornozis@capitallink.com